

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Peter Buhler
Chief Financial Officer
Quotient Limited
B1, Business Park Terre Bonne,
Route de Crassier 13,
1262 Eysins, Switzerland

Re: Quotient Limited
Form 10-Q
Exhibit No. 10.2
Filed November 6, 2020
File No. 000-23186

Dear Mr. Buhler:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance